June 30, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C.  20549

Attention: Anuja A. Majmudar

Re:                             Capstar Special Purpose Acquisition Corp.

Registration Statement on Form S-1

Filed June 11, 2020, as amended

File No. 333-239094

Dear Ms. Majmudar:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the several underwriters, hereby join in the request of Capstar Special Purpose Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on July 1, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that approximately 639 copies of the Preliminary Prospectus dated June 24, 2020 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.
as Representative of the Several Underwriters

By:	/S/ PAVAN BELLUR
Name: Pavan Bellur
Title: Managing Director

UBS SECURITIES LLC
as Representative of the Several Underwriters

By:	/S/ THOMAS SCHADEWALD
Name: Thomas Schadewald
Title: Director

By:	/S/ PATRICK DIXON
Name: Patrick Dixon
Title: Executive Director

BTIG, LLC
as Representative of the Several Underwriters

By:	/S/ JOSEPH PASSARO
Name: Joseph Passaro
Title: Managing Director